Via Facsimile and U.S. Mail
Mail Stop 4720

December 8, 2009

Debra P. Crawford
Senior Vice President and Chief Financial Officer
Santarus, Inc.
3721 Valley Centre Drive, Suite 400
San Diego, CA 92130

Re: **Santarus, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2008
Schedule 14A filed April 24, 2009
File Number: 000-50651

Dear Ms. Crawford:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director